Endeavour Silver Reports 2016 Financial Results; Conference Call at 10am PST (1pm EST) on March 2, 2017

VANCOUVER, BC -- (Marketwired - March 02, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces its financial results for the fourth quarter and year end as of December 31, 2016. The company owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The complete financial statements and Management's Discussion & Analysis can be viewed on the Company's website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. All amounts are reported in US$.

Highlights of Fiscal 2016 (Compared to Fiscal 2015)

Financial

--  Net earnings of $3.9 million ($0.03 per share), compared to a loss in
    2015 of $149.9 million ($1.47 per share) which included an $134.0 million impairment of El Cubo and Bolañitos mines
--  Adjusted income(1) improved to $3.9 million ($0.03 per share) compared to adjusted loss of $11.2 million ($0.11 per share)
--  EBITDA(1) decreased 19% to $27.8 million
--  Cash flow from operations before working capital changes decreased 32%
    to $24.0 million
--  Mine operating cash flow(1) decreased 8% to $52.9 million
--  Revenue decreased 15% to $156.8 million
--  Realized silver price increased 7% to $16.84 per ounce (oz) sold (2%
    below the 2016 average spot price)
--  Realized gold price increased 9% to $1,253 per oz sold (consistent with
    2016 average spot price)
--  Cash costs(1) significantly beat guidance falling to $6.78 per oz silver payable (net of gold credits), a 19% decrease from 2015
--  All-in sustaining costs met the low end of guidance, decreasing 20% to
    $12.43 per oz silver payable (net of gold credits)
--  Bullion inventory at year-end of 311,625 oz silver and 665 oz gold
--  Concentrate inventory at year-end of 18,962 oz silver and 218 oz gold
--  Cash and equivalents increased 254% to $72.3 million at year-end
--  Working capital increased 374% to $81.6 million at year end
--  Raised net proceeds of $53.3 million through public financing
--  Debt reduced 59% to $9.0 million

Operations

--  Silver production fell 1% short of guidance and decreased 24% year-on-
    year to 5,435,407 oz
--  Gold production exceeded guidance and decreased 4% to 57,375 oz year-on-
    year
--  Silver equivalent production met guidance at 9.7 million oz (at a 75:1 silver: gold ratio)
--  Silver ounces sold totaled 5,152,031 oz
--  Gold ounces sold totaled 55,851 oz
--  Acquired the El Compas Project in Zacatecas, Mexico consisting of 28 concessions fully permitted for mining and a five year renewable lease agreement to operate a nominal 500 tonne per day plant for total consideration of $6.8 million
--  Acquired the prospective Parral Project in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico for total consideration of $5.3 million
--  Extended Santa Cruz and Porvenir Centro orebodies at Guanaceví
--  Infilled and extended main zone and mapped other prospective veins at the Terronera project
--  Advanced Pre-feasibility Study at the Terronera project
--  Advanced a Preliminary Economic Assessment at the El Compas project
--  Received "Socially Responsible Company" awards for all three mines

Highlights of Fourth Quarter 2016 (Compared to Fourth Quarter 2015)

Financial

--  Net loss of $5.2 million ($0.04 per share) compared to a loss of $136.2 million ($1.33 per share) which included a $134.0 million impairment of the El Cubo and Bolañitos mines
--  Adjusted loss increased to $5.2 million ($0.04 per share) compared to adjusted loss of $2.2 million ($0.02 per share)
--  EBITDA(1) decreased 134% to a loss of $1.8 million
--  Cash flow from operations before working capital changes decreased 120%
    to negative $1.1 million
--  Revenue decreased 32% to $28.7 million on 946,456 silver oz sold and
    11,004 gold oz sold
--  Realized silver price increased 14% to $17.03 per oz sold (consistent with Q4 average spot price)
--  Realized gold price increased 3% to $1,139 per oz sold (7% below Q4 average spot price)
--  Cash costs(1) decreased 4% to $9.39 per oz silver payable (net of gold credits)
--  All-in sustaining costs increased 16% to $20.11 per oz silver payable
    (net of gold credits)

Operations

--  Silver production decreased 37% to 1,088,845 oz
--  Gold production decreased 26% to 11,402 oz
--  Silver equivalent production was 1.9 million oz (at a 75:1 silver: gold ratio)

(1) Adjusted earnings, mine operating cash flow, EBITDA and cash costs are non-IFRS measures. Please refer to the definitions in the Company's Management Discussion & Analysis.

Bradford Cooke, CEO, commented, "Looking back, 2016 was a year of transition for Endeavour Silver. We delivered sharply improved financial performance in 2016 primarily due to higher metal prices and lower operating costs, notwithstanding lower cash flow and revenue resulting from lower production. We readily met our cost guidance, and with the exception of a slight (1%) miss on silver production, we met our production guidance which was revised upwards in July last year.

"Production was down year on year due to our decisions in January to significantly reduce spending on exploration and development in 2016 at low metal prices, which reduced our mine access and therefore metal production. We reversed that decision at the end of the second quarter and restarted our exploration and development programs to once again expand resources and access reserves.

"With the acquisition last year of two high grade silver-gold development projects in the historic silver mining districts of Zacatecas and Parral, Mexico and the advancement of our exciting new discovery on the Terronera property, our focus has now turned to near term growth. That makes 2017 a year of transformation for Endeavour as the company is now in a position to potentially build three new mines over the next three years to fuel Endeavour's next phase of organic growth."

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2016, the Company generated revenue totaling $156.8 million (2015 - $183.5 million). During the year, the Company sold 5,152,031 oz silver and 55,851 oz gold at realized prices of $16.84 and $1,253 per oz respectively, compared to sales of 7,301,698 oz silver and 59,450 oz gold at realized prices of $15.79 and $1,148 per oz respectively in 2015.

After cost of sales of $117.9 million (2015 - $166.8 million), mine operating earnings amounted to $38.9 million (2015 - $16.7 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $13.9 million (2015 - $40.3 million) and stock-based compensation of $0.1 million (2015 - $0.4 million) mine operating cash flow before taxes was $52.9 million (2015 - $57.7 million) in 2016. Operating earnings were $19.2 million (2015 - loss of $131.3 million) after exploration expenditures of $10.4 million (2015 - $6.3 million) and general and administrative expense of $9.3 million (2015 - $7.7 million). In 2015, the $131.3 million loss was driven by impairment charges of $134.0 million on the El Cubo and Bolañitos mines.

Net and adjusted earnings were both $3.9 million ($0.03 per share) compared to an adjusted loss of $11.2 million ($0.11 per share) adjusted for impairment charges in 2015. Slightly higher precious metal prices, significantly lower direct production costs and depreciation expenses plus the depreciation of the Mexican peso were the key drivers to improved earnings in 2016, offset partly by higher exploration and administration costs.

The falling Mexican peso, continued focus on cost reductions and processing more stockpile tonnes than previously estimated resulted in lower consolidated costs per tonne, which fell 10% to $72.42 in 2016. Lower costs per tonne, partly offset by lower silver grades, resulted in a 19% decrease in cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), to $6.78 per oz of payable silver compared to $8.39 per oz in 2015. In the first half of 2016 management reduced capital investments to maximize cash flow and ensure the viability of its operations at low metal prices. The lower exploration and development expenditures resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 20% to $12.43 per oz compared to $15.62 per oz in 2015.

The Company guided consolidated cash costs of production, net of gold by-product credits, to be $8-9 per oz of silver in 2016, slightly higher than 2015 due to the lower value of the gold credit. The higher metal production, weaker Mexican peso and higher gold price each contributed to the lower than guided cash costs.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, were forecast to be $12-13 per oz of silver in 2016, substantially lower than 2015 AISC due to the lower Mexican peso and lower sustaining capital and exploration investments. Consolidated AISC was within the low range of guidance as increased investments announced in July were partly offset by the weaker Mexican peso.

Conference Call

A conference call to discuss the results will be held today, Thursday, March 2 at 10am PST (1pm EST). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 1086#. The replay will also be available on the Company's website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-640-4804 or toll free at 1-877-685-9775.

About Endeavour -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2016 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended December 31                    Year Ended December 31
                               2016 Highlights
                           %                                             %
    2016        2015    Change                    2016        2015    Change
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                                 Production
----------------------------------------------------------------------------
                                Silver ounces
 1,088,845   1,732,765   (37%)    produced     5,435,407   7,178,666   (24%)
                                 Gold ounces
   11,402      15,433    (26%)    produced       57,375      59,990    (4%)
                               Payable silver
                                   ounces
 1,064,827   1,686,330   (37%)    produced     5,308,026   6,991,639   (24%)
                                Payable gold
                                   ounces
   11,059      15,073    (27%)    produced       55,716      58,585    (5%)
                                   Silver
                                 equivalent
                                   ounces
 1,943,995   2,813,075   (31%)    produced     9,738,532   11,377,966  (14%)
                               Cash costs per
    9.39        9.76     (4%)   silver ounce      6.78        8.39     (19%)
                                    Total
                                 production
                                  costs per
   11.31       16.11     (30%)      ounce         9.40       14.11     (33%)
                                   All-in
                                 sustaining
                                  costs per
   20.11       17.33      16%       ounce        12.43       15.62     (20%)
                                  Processed
  317,555     408,092    (22%)     tonnes      1,458,917   1,565,507   (7%)
                                   Direct
                                 production
                                  costs per
   70.72       80.39     (12%)      tonne        72.42       80.14     (10%)
                                 Silver co-
                                product cash
   12.13       11.41      6%        costs        10.89       10.87      0%
                                  Gold co-
                                product cash
    811         845      (4%)       costs         810         791       2%
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                                  Financial
----------------------------------------------------------------------------
                                 Revenue ($
    28.7        41.9     (32%)    millions)      156.8       183.6     (15%)
                                Silver ounces
  946,456    1,682,572   (44%)      sold       5,152,031   7,301,698   (29%)
                                 Gold ounces
   11,004      15,255    (28%)      sold         55,851      59,450    (6%)
                                  Realized
                                silver price
   17.03       14.93      14%     per ounce      16.84       15.79      7%
                                Realized gold
                                  price per
   1,139       1,105      3%        ounce        1,253       1,148      9%
                                Net earnings
                                  (loss) ($
   (5.2)      (136.2)     96%     millions)       3.9       (149.9)    103%
                                Adjusted net
                                  earnings
                                  (loss) ($
   (5.2)       (2.2)    (132%)    millions)       3.9        (11.2)    135%
                               Mine operating
                                  earnings
                                  (loss) ($
    4.5        (1.3)    (454%)    millions)       38.9        16.7     132%
                               Mine operating
                                cash flow ($
    6.4         9.7      (34%)    millions)       52.9        57.7     (8%)
                               Operating cash
                                 flow before
                                   working
                                   capital
   (1.1)        5.7     (120%)     changes        24.0        35.2     (32%)
                                  Earnings
   (1.8)        5.5     (134%)   before ITDA      27.8        34.1     (19%)
                                   Working
                                 capital ($
    81.6        17.2     374%     millions)       81.6        17.2     374%
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                                Shareholders
----------------------------------------------------------------------------
                                  Earnings
                                 (loss) per
   (0.04)      (1.33)     97%   share - basic     0.03       (1.47)    102%
                                  Adjusted
                                  earnings
                                 (loss) per
   (0.04)      (0.02)   (100%)  share - basic     0.03       (0.11)    130%
                               Operating cash
                                 flow before
                                   working
                                   capital
                                 changes per
   (0.01)       0.06    (116%)      share         0.20        0.35     (41%)
                                  Weighted
                               average shares
126,676,562 102,054,670   24%    outstanding  117,505,811 101,996,503   15%
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The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

----------------------------------------------------------------------------
                                                         Years Ended
                                                 December 31,  December 31,
                                                     2016          2015
----------------------------------------------------------------------------

Operating activities
Net earnings (loss) for the year                 $      3,910  $   (149,941)
Items not affecting cash:
  Share-based compensation                              3,482         2,885
  Impairment of non-current assets                          -       134,000
  Depreciation and depletion                           14,261        40,599
  Deferred income tax expense (recovery)                  (38)        1,174
  Unrealized foreign exchange loss (gain)                 462           309
  Loss on available for sale assets                       269             -
  Finance costs                                         1,172         1,193
  Write off of IVA receivable                             434             -
  Write down of available-for-sale financial
   assets                                                   -         4,785
  Write down of inventory to net realizable
   value                                                    -           234
Net changes in non-cash working capital                  (983)       (2,591)
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Cash from operating activities                         22,969        32,647
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Investing activites
  Property, plant and equipment expenditures          (19,635)      (35,662)
  Proceeds from disposition of available for
   sale assets                                            449             -
  Redemption of long term deposits                        120             -
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Cash used in investing activities                     (19,066)      (35,662)
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Financing activities
  Repayment of credit facility                        (13,000)       (7,000)
  Repayment of obligation under finance lease          (1,180)         (425)
  Debt issuance costs                                    (474)            -
  Interest paid                                          (779)         (928)
  Public equity offerings                              55,353         1,146
  Exercise of options                                  10,548             -
  Share issuance costs                                 (2,005)         (101)
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Cash used in financing activites                       48,463        (7,308)
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Effect of exchange rate change on cash and cash
 equivalents                                             (462)         (309)
----------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents       52,366       (10,323)
Cash and cash equivalents, beginning of year           20,413        31,045
----------------------------------------------------------------------------
Cash and cash equivalents, end of year           $     72,317  $     20,413
----------------------------------------------------------------------------

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

----------------------------------------------------------------------------
                                                         Years Ended
                                                 December 31,  December 31,
                                                     2016          2015
----------------------------------------------------------------------------

Revenue                                          $    156,767  $    183,556
Cost of sales:
  Direct production costs                             101,896       124,840
  Royalties                                             1,948         1,032
  Share-based compensation                                 78           432
  Depreciation and depletion                           13,952        40,278
  Write down of inventory to net realizable
   value                                                    -           234
----------------------------------------------------------------------------
                                                      117,874       166,816
Mine operating earnings                                38,893        16,740
Expenses:
  Exploration                                          10,378         6,327
  General and administrative                            9,284         7,721
  Impairment of non-current assets                          -       134,000
----------------------------------------------------------------------------
                                                       19,662       148,048
Operating earnings (loss)                              19,231      (131,308)
Finance costs                                           1,172         1,368
Other income (expense):
  Write down of available-for-sale financial
   assets                                                   -        (4,785)
  Write off of IVA receivable                            (434)            -
  Foreign exchange                                     (5,069)       (5,006)
  Investment and other                                   (237)          553
----------------------------------------------------------------------------
                                                       (5,740)       (9,238)
Earnings (loss) before income taxes                    12,319      (141,914)
Income tax expense (recovery):
  Current income tax expense                            7,755         6,853
  Deferred income tax expense (recovery)                  654         1,174
----------------------------------------------------------------------------
                                                        8,409         8,027
----------------------------------------------------------------------------
Net earnings (loss) for the year                        3,910      (149,941)
----------------------------------------------------------------------------
Other comprehensive income (loss), net of tax:
  Unrealized gain (loss) on available-for-sale
   financial assets                                        80          (145)
  Reclassification for realized gain (loss) on
   available-for-sale financial assets                   (269)            -
  Available-for-sale financial assets
   reclassified to net loss                                 -         4,785
----------------------------------------------------------------------------
Total other comprehensive income (loss) for the
 year                                                    (189)        4,640
----------------------------------------------------------------------------
Comprehensive income (loss) for the year         $      3,721  $   (145,301)
----------------------------------------------------------------------------

Basic earnings (loss) per share based on net
 earnings                                        $       0.03  $      (1.47)
----------------------------------------------------------------------------
Diluted earnings (loss) per share based on net
 earnings                                        $       0.03  $      (1.47)
----------------------------------------------------------------------------
Basic weighted average number of shares
 outstanding                                      117,505,811   101,996,503
----------------------------------------------------------------------------
Diluted weighted average number of shares
 outstanding                                      119,030,666   101,996,503
----------------------------------------------------------------------------

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

----------------------------------------------------------------------------
                                                 December 31,  December 31,
                                                     2016          2015
----------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                      $     72,317  $     20,413
  Investments                                              85           614
  Accounts receivable                                  25,560        24,343
  Inventories                                          13,431        17,350
  Prepaid expenses                                      2,037         2,510
----------------------------------------------------------------------------
Total current assets                                  113,430        65,230
Non-current deposits                                      659           855
Deferred income tax asset                                 183           223
Mineral properties, plant and equipment                66,238        47,925
----------------------------------------------------------------------------
Total assets                                     $    180,510  $    114,233
----------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued liabilities       $     18,229  $     18,949
  Finance lease obligation                                  -         1,180
  Income taxes payable                                  4,631         5,844
  Credit facility                                       9,000        22,000
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Total current liabilities                              31,860        47,973

Provision for reclamation and rehabilitation            7,846         7,762
Deferred income tax liability                           7,545         7,623
----------------------------------------------------------------------------
Total liabilities                                      47,251        63,358
----------------------------------------------------------------------------

Shareholders' equity
Common shares, unlimited shares authorized, no
 par value, issued and outstanding 127,080,264
 shares (Dec 31, 2015 - 102,776,470 shares)           449,594       368,898
Contributed surplus                                     6,689         9,465
Accumulated comprehensive income (loss)                    44          (145)
Retained earnings (deficit)                          (323,068)     (327,343)
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Total shareholders' equity                            133,259        50,875
----------------------------------------------------------------------------
Total liabilities and shareholders' equity       $    180,510  $    114,233
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This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016 and the related notes contained therein.

For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com